January 17, 2006
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549-0306
Attention: Kevin Vaughn

Re:	Pixelworks, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 000-30269
Dear Mr. Vaughn:
     We refer to your letter dated January 3, 2006, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2004; and Forms 10-Q for the quarter ended March 31, 2005, June 30, 2005 and September 30, 2005 (File No. 000-30269) of Pixelworks, Inc. (“Pixelworks”). Set forth below are our responses to the Staff’s comments. We have set forth each of the Staff’s comments immediately preceding our response thereto.
Form 10-K for the Year Ended December 31, 2004
Consolidated Financial Statements, page 43
-Consolidated Statement of Operations, page 45
1.	We note that you have presented your stock-based compensation as a separate line item in your consolidated statements of operations. Please revise future filings to present the amounts of stock-based compensation within the appropriate functional categories, i.e., cost of revenues, research and development and SG&A, based on the classification of the related cash compensation paid to the employees receiving stock-based compensation. Please refer to SAB Topic 14.F.
Response:
In future filings, we will present the amounts of stock-based compensation within the appropriate functional categories.

January 17, 2006

Consolidated Statement of Cash Flows, page 46
2.	We note you acquired property and equipment and other assets under extended payment terms during the year ended December 31, 2004 and the nine months ended September 30, 2005. Please tell us and revise your notes to the financial statements in future filings to disclose the nature of these programs and the extended payment terms given to you.
Response:
During 2004 and 2005, we acquired licensed technology and software assets under purchase agreements that provide a period of time to pay for the assets. The payment period varies for each agreement, but generally extends over a period of one month to two years. Payments due in future periods are classified in current liabilities or long term liabilities as appropriate at each reporting date. We are obligated to make all payments accrued, and there are no contingencies attached to any of the agreements. In future filings, we will disclose the nature of these agreements and the future payments due under these arrangements in the notes to our consolidated financial statements.
Notes to Consolidated Financial Statements, page 48
Note 2. Summary of Significant Accounting Policies, page 48
-Revenue Recognition, page 50
3.	We note that you entered into arrangements to sell your products through distributors and that you recognize revenue upon shipment to these distributors. Tell us the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions such as your stock rotation rights program that may exist and how you account for such obligations. Also, please tell us how you account for the price protection programs that you give to your distributors. Specifically, please tell us how you meet the fixed and determinable fee criteria. Refer to the guidance in SAB 104, SFAS 48, and EITF 01-09.
Response:
Our distributor agreements define the terms and conditions under which we sell products to our distributors. The distributor agreements include: a) general terms such as distributor’s responsibilities, territory and exclusivity, b) distributor margin, c) shipping terms, d) payment terms, e) warranty provisions, and f) price protection provisions. We ship products to our distributors with shipping terms that are the equivalent of FOB origin, with payment terms of net 30 days. Additionally, certain of our distributor agreements allow for stock rotations. We do not have any acceptance provisions or other post shipment obligations such as resale guarantees or installation commitments in our distributor agreements.

January 17, 2006

Our distributor agreements include a description of distributor margin because we negotiate sales prices with our end customers directly prior to shipment to the distributor. Therefore, the agreements specify that the prices payable to Pixelworks by the distributor are equal to the prices we negotiated with our end customers less the distributor’s margin.
Under the warranty provisions, we warrant that our products will be free from defects in materials and workmanship for a period of twelve months from delivery. Our warranty is limited to repairing or replacing products, or refunding the purchase price. We record a reserve for estimated warranty returns based on historical experience and knowledge of any applicable events or transactions at the end of each reporting period. Our reserve for warranty returns is included in accrued liabilities in our consolidated balance sheet.
Our distributor agreements do not contain general rights of return; however we have accepted returns on a case-by-case basis as customer accommodations in the past. As a result, we provide for these sales returns in our reserve for sales returns and allowances. The reserve is recorded based on historical experience and knowledge of any applicable events or transactions at the end of each reporting period. The reserve is included in accrued liabilities in our consolidated balance sheet.
Under the price protection provisions, we grant distributors credit if they purchased product for a specific customer and we subsequently lower the price to the customer such that the distributor can no longer earn its negotiated margin on in-stock inventory. At each reporting period we estimate a reserve for price protection credits based on historical experience and knowledge of any applicable events or transactions. The reserve for price protection is included in our reserve for sales returns and allowances in our consolidated balance sheet.
The stock rotation provisions allow distributors to return 5-10% of product purchased in the preceding six months in exchange for products of equal value. We analyze historical stock rotations at the end of each reporting period. Stock rotation returns have been less than $150,000, in the aggregate, in the last four years. As a result, to date, we have not recorded a reserve for stock rotations.
We have met the criteria in SAB 104, SFAS 48 and EITF 01-09 for revenue recognition at the time of shipment as follows:
(1)	We have persuasive evidence of an arrangement at the time of shipment in the form of a distributor purchase order.

(2)	Delivery has occurred as shipments are sent with terms equivalent to FOB origin.

(3)	The sales price is fixed or determinable as follows:

January 17, 2006

a.	The price is specified in the distributor’s purchase order; and

b.	Although certain distributors have price protection rights, we are able to reasonably estimate price protection credits to be issued and reserve these amounts at the end of each quarterly reporting period. Our price protection estimates are reasonable based on the following:
•	We have a sales history of six years and have tracked credits issued and the reasons therefore throughout this history.

•	We negotiate prices with our end customers. Therefore, if we change a price to an end customer who purchases our products through a distributor, we are aware of the need to credit the distributor’s account to allow the distributor to achieve their negotiated margin.

•	We monitor inventory in the channel on a monthly basis. As a result, if we make a change to our entire price list we have the information necessary to make an accurate estimate of the amount of price protection credits that will be due.
(4)	Collectibility is reasonably assured at the time of shipment. We carefully assess the creditworthiness of a customer prior to granting credit terms. In many instances we require payment in advance or a line of credit to build a history with a customer prior to granting terms.
-Long Term Debt and Debt Issuance Costs, page 58
4.	We note that you have issued $150 million of 1.75% convertible notes during 2004. We further note from Exhibits 4.1 and 4.2 filed with your June 30, 2004 Form 10-Q that these notes contain features that allow for adjustments to the conversion rate based upon certain events. Please tell us if you have determined if these notes meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 and the basis for your conclusion. If you determined that your notes are not conventionally convertible, please tell us how you have analyzed the conversion feature under paragraphs 12-32 of EITF 00-19.
Response:
Paragraph 4 of EITF 00-19 specifies that for purposes of evaluating under SFAS 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12 — 32 of the Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or

January 17, 2006

the equivalent amount of cash (at the discretion of the issuer). We determined that our notes meet the characteristics of “conventional convertible debt” as described in EITF 00-19 because our note holders may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares. Adjustments are made to the conversion ratio only upon the occurrence of specified events that cause the per share fair value of the shares underlying the option or similar award to change. Specifically, the conversion rate will be adjusted to maintain the value of the conversion option if any of the following events occur:
•	we pay a dividend or make a distribution to our shareholders in the form of common stock;

•	we subdivide or combine our common stock;

•	we issue to all holders of our common stock certain rights or warrants to purchase our common stock at less than (or having a conversion price per share less than) the current market price of our common stock;

•	we distribute to all holders of our common stock shares of any class of capital stock (other than common stock) or evidences of our indebtedness or our assets (with certain exclusions);

•	we distribute dividends or other distributions consisting exclusively of cash to all holders of our common stock; or

•	there is a tender offer or exchange offer by us or one of our subsidiaries for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.
Our convertible notes are not subject to the consensus in EITF 05-2, which is effective for new instruments entered into and instruments modified in periods beginning after June 29, 2005. However, we believe our convertible notes meet the definition of “conventional convertible debt” as set forth in this Issue. The consensus in EITF 05-2 specifies that “instruments that provide the holder with an option to convert into a fixed number of shares (or an equivalent amount of cash at the discretion of the issuer), for which the ability to exercise the option is based on the passage of time or a contingent event should be considered ‘conventional’ for purposes of applying Issue 00-19.” EITF 05-2 also states that standard antidilution provisions that result in adjustments to the conversion ratio in the event of an equity restructuring transaction that are designed to maintain the value of the conversion option do not preclude a conclusion that a debt instrument is convertible into a fixed number of shares.

January 17, 2006

5.	Further to the above, it appears that these convertible notes may contain embedded derivatives such as a put option whereby the holder may redeem the notes at certain dates and a call option whereby the issuer can redeem the notes. Please explain to us how you accounted for these features and the basis for your accounting. Please note that you should perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision. Refer to the guidance in SFAS 133 and EITF 00-19.
Response:
We analyzed each provision of our convertible debt to determine whether any features may be embedded derivatives that should be accounted for separately in accordance with SFAS 133 as follows:
Prepayment Options
Our convertible notes contain prepayment options that, if exercised, would result in our repayment of the instruments prior to their stated maturity on May 15, 2024 as follows:

•	We have the right to redeem the convertible notes at any time after May 15, 2011 (the “call option”).

•	The holders have the right to require us to purchase the convertible notes on May 15, 2011, May 15, 2014, and May 15, 2019 (the “put option”).

•	The holders have the right to require us to purchase the convertible notes upon the occurrence of “fundamental change,” such as a change in control (the “contingent put option”).
Upon exercise of any of these prepayment options, the redemption price is equal to the principal amount of the convertible notes plus any accrued interest through the date of redemption.
Call Option and Put Option
Paragraph 12 of SFAS 133 sets forth the criteria for determining whether an embedded derivative should be bifurcated from the host contract and accounted for separately. The criterion specified in paragraph 12(a) states that embedded derivative instruments shall be separated from the host contract and accounted for separately if the embedded derivative is not clearly and closely related to the economic characteristics and risks of the host contract. Paragraph 13 provides guidance for determining whether an embedded derivative instrument in which the underlying is an interest rate or interest

January 17, 2006

rate index that alters net interest payments that would otherwise be paid or received is clearly and closely related to the debt host contract. Under that guidance, the embedded derivative would be clearly and closely related to the debt host contract unless either of the following conditions exists:

a)	The hybrid instrument can be contractually settled so the investor would not recover substantially all of its initial investment, or

b)	There is an interest rate scenario where the derivative would double the rate of return on the host and that interest rate scenario would result in a rate of return that is at least double what otherwise would be the then-current-market return for a contract with the same terms as the host involving a debtor of similar credit quality to the issuer at inception.
The call option and put option contain a single underlying (interest rates) and could alter net interest payments otherwise paid on the convertible notes, so they were evaluated based on the guidance in paragraph 13. The convertible notes were issued for the principal amount and would be redeemed for the principal amount plus accrued interest upon exercise of the call option or put option. Neither of those prepayment options would cause the investor not to recover substantially all of its initial recorded investment, so the condition in paragraph 13(a) is not present. Additionally, neither of those prepayment options would increase the rate of return on the host contract, so the condition in paragraph 13(b) is not present. Accordingly, we concluded that the call option and put option are clearly and closely related to the debt host contract, so the criterion for separation in paragraph 12(a) is not met.
Contingent Put Option
Call options and put options containing multiple underlyings that are embedded in a debt host contract are subject to the guidance in paragraph 61(d) of SFAS 133, as interpreted by DIG Issue B16. Paragraph 61(d) specifies that embedded put and call options that can accelerate repayment of principal are clearly and closely related to the debt host unless: (1) the payoff upon settlement is indexed to an underlying other than interest rates or the issuer’s credit risk, or (2) the debt involves a substantial premium or discount and the prepayment option is only contingently exercisable. Additionally, call and put options that require a cash payment equal to the intrinsic value of the option upon exercise but do not accelerate repayment of principal (e.g., net-cash-settled call or put options) are not clearly and closely related to the debt host in which they are embedded. DIG Issue B16 illustrates the steps in the evaluation of whether a call or put option is clearly and closely related to a debt host under paragraph 61(d).
The contingent put option of our convertible notes contains multiple underlyings (interest rates and the occurrence or nonoccurrence of a fundamental change), so it was evaluated based on the guidance contained in paragraph 61(d), as interpreted by DIG Issue B16. Our convertible notes were issued at their principal amount and would be

January 17, 2006

redeemed for the principal amount plus accrued interest upon exercise of the contingent put option. The amount paid at settlement upon exercise of the contingent put option is not adjusted based on changes in an index (Step 1 of DIG Issue B16). Also, the debt does not involve a substantial premium or discount (Step 3 of DIG Issue B16). Additionally, there are no provisions for net-cash-settlement of the contingent put option. Based on these conditions, we concluded that the contingent put option is clearly and closely related to the debt host contract, so the criterion for separation in paragraph 12(a) is not met.
Contingent Conversion Feature
Paragraph 61(k) of SFAS 133 specifies that an embedded conversion feature indexed to changes in the fair value of an equity interest is not clearly and closely related to a debt host contract. Therefore, for a debt security that can be converted into a specified number of shares of the debtor’s common stock, the embedded conversion option would be accounted for separately provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of SFAS 133 (paragraph 12(c) criterion). Paragraph 11(a) of SFAS 133 states that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position should not be considered derivative instruments for purposes of applying SFAS 133. We determined that the conversion option embedded in the notes would not meet the definition of a derivative instrument if freestanding because it would qualify for the scope exception set forth in paragraph 11(a). Accordingly, the conversion option has not been separated from the host contract because it does not meet the criterion for separation in paragraph 12(c) of SFAS 133.
The following paragraphs describe our analysis of the embedded conversion option to evaluate the scope exception in paragraph 11(a) of SFAS 133.
(1)	Indexed to the Entity’s Own Stock

Paragraph 199 of SFAS 133 provides an example of a convertible debt instrument and concludes that the embedded conversion option is indexed to the issuer’s own stock. Our notes become convertible upon the occurrence of certain contingencies, so we also considered the guidance in EITF 01-6, which addresses instruments for which settlement is based on changes in the issuing company’s stock price and one or more defined contingencies provided that, once the contingencies have occurred, the instrument’s settlement amount is based solely on the issuing company’s stock. The EITF 01-6 consensus specifies that instruments within the scope of that issue are “indexed to the company’s own stock” within the meaning of EITF 00-19 and paragraph 11(a) of SFAS 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an

January 17, 2006

observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

The conversion option can be exercised upon the occurrence of any of the following contingent events: (1) satisfaction of a market price condition (i.e., our stock trades above 130% of the conversion price for 20 out of 30 consecutive trading days), (2) occurrence of a parity trading price condition (i.e., the convertible notes trade at an amount less than or equal to 98% of the if-converted value of the notes for 5 consecutive days), (3) we exercise our option to call the notes, or (4) occurrence of specified corporate transactions (for example, a rights offering). None of these contingencies are based on an observable market or index other than the market for our stock and once the contingent events have occurred, the convertible notes are settled solely in our stock. Accordingly, we concluded that the embedded conversion option is “indexed to our own stock” for purposes of evaluating the scope exception in paragraph 11(a) of SFAS 133.

(2)	Classified in Stockholders’ Equity

Our note holders may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of our equity shares. As indicated in our response to comment 4, we reviewed EITF 00-19 and concluded that the hybrid contract is a conventional convertible debt instrument. Therefore, as described in paragraph 4 of EITF 00-19, the requirements of paragraphs 12-32 of EITF 00-19 do not apply and the embedded conversion option meets the scope exception in paragraph 11(a) of SFAS 133. As such, the criterion for separation in paragraph 12(c) is not met.
Item 9A. Controls and Procedures, page 68
- Disclosure Controls and Procedures, page 68
6.	We note your statement that your chief executive officer and your chief financial officer have determined that your disclosure controls and procedures were not adequate. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are not effective. Please revise your disclosure in future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.
Response:
In future filings, our certifying officers will conclude that our disclosure controls and procedures are either effective or not effective.

January 17, 2006

Form 10-Q for the Quarter Ended September 30, 2005
-Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 6
Note 9. Acquisitions, page 15
7.	We note that the excess of the purchase price over the net assets acquired in Equator Technologies, Inc. acquisition resulted in goodwill of approximately $58 million. Tell us and revise your future filings to include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.
Response:
The acquisition of Equator Technologies, Inc. is expected to enhance Pixelworks’ presence in the marketplace by adding programmable advanced video compression technology with system-on-chip integrated circuits and software solutions that unlock broadband networks for video entertainment and communications. These factors contributed to establishing the purchase price and supported the premium paid over the fair value of the tangible and intangible assets acquired.
In future filings, we will include a discussion of these factors which contributed to a purchase price that resulted in the recognition of a significant amount of goodwill.
Form 8-K filed on October 25, 2005, July 27, 2005, April 28, 2005
8.	We note that you present your non-GAAP measures in the form of statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP SG&A and R&D expenses, non-GAAP Stock-based compensation and amortization of purchased intangible asset, non-GAAP income from operations, non-GAAP income before taxes, and non-GAAP net income, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.

January 17, 2006

•	To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.
Response:
We will remove the presentation of our stand alone non-GAAP statements of operations from future filings; however we propose to continue to provide the statement that reconciles our GAAP and non-GAAP statement of operations as we believe this reconciliation is the clearest presentation of the reconciling items, particularly in light of the fact that non-GAAP financial measures are often discussed during our earnings calls. The amount of each financial statement line item on the GAAP statement of operations agrees with the reconciling statement, and all adjustments required to arrive at the non-GAAP financial information are presented and explained. We believe that any other reconciliation format would result in the presentation of redundant reconciling items, which would be unclear.
We include this presentation of non-GAAP financial information as our investors and analysts expect it. Our analysts use the non-GAAP information as we present it in constructing models and writing reports. We have provided non-GAAP information in this format for the last eleven quarters and have never received questions from investors or analysts concerning the presentation. We believe that if we present our non-GAAP financial information in any other format, we will receive unnecessary questions and cause confusion for the reduction in disclosure.
We recognize that Item 10(e)(1)(i)(C) of Regulation S-K requires a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. We propose to revise the disclosure included in our Forms 8-K to the following:
Our non-GAAP financial information differs from our statement of operations prepared in accordance with accounting principles generally accepted in the United States of America due to the exclusion of non-cash expenses for the amortization of various acquired intangible assets, amortization of adjustments to the value of inventory acquired in acquisitions, amortization of stock-based compensation, and a loss on the sale of marketable securities used to fund the acquisition of Equator Technologies, Inc. The reconciliation of our GAAP statements of operations to our non-GAAP financial information is included in this news release. Pixelworks’ management believes the

January 17, 2006

presentation of this non-GAAP financial information provides useful information to investors regarding Pixelworks’ results of operations allowing investors to better evaluate ongoing business performance. Pixelworks’ management also uses this non-GAAP financial information internally to better evaluate ongoing business performance. Pixelworks, however, cautions investors to consider this non-GAAP financial information in addition to, and not as a substitute for, our statements of operations prepared in accordance with GAAP.
* * * * *
          Pixelworks, as specifically requested by the Commission, acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          After you have reviewed the foregoing, please call me at 503-454-1750 so that we can resolve any open issues and bring these matters to conclusion. Thank you.

Very truly yours,
/s/ Jeffrey B. Bouchard
Jeffrey B. Bouchard
Vice President, Finance and Chief Financial Officer